U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 12b-25
                            NOTIFICATION OF LATE FILING

                                    (Check One):

  [ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                       For the Period Ended:  March 31, 2002

[ ]  Transition Report on Form 10-K or Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q [or Form 10-QSB]
[ ]  Transition Report on Form N-SAR

                       For the Transition Period Ended:

                            PART I - REGISTRANT INFORMATION

Full Name of Registrant:  The WellCare Management Group, Inc.
Commission File No.:  000-21684
Former Name if Applicable:  N/A
Address of Principal Executive Office:  280 Broadway, 3rd floor,
City, State and Zip Code:  Newburgh, NY  12550


                           Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by the Rule
        12b-25(c) has been attached applicable.


                              PART IV - OTHER INFORMATION
1. Name and telephone number of person to contact in regard to this notification:
                      Carol K. McAllister
                      813-290-6200, x1408

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                      [X] Yes     [ ] No


3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ] Yes     [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The WellCare Management Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  March 15, 2002   By: /s/ Kiran C. Patel
                            ------------------------------------------
                                Kiran C. Patel, M.D.
                            President and Chief Executive Officer
                            (Principal Executive Officer)